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Exhibit 15.4

PETROCHINA CANADA LTD.

RESERVES ASSESSMENT AND

EVALUATION OF

CANADIAN OIL AND GAS PROPERTIES

ABBREVIATED SEC RESERVES REPORT

Effective December 31, 2021

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SEC ABBREVIATED RESERVES REPORT

March 10, 2022 19:33:19

January 21, 2022

Projects 1213053

Mr. Zhaowen Li
PetroChina Canada Ltd. 2700, 707 – 5th Street S.W.
Calgary, Alberta T2P 1V8

Dear Sir:
	Re:	PetroChina Canada and
CNPC International (Canada) Ltd.
Corporate Evaluation (SEC)
Effective December 31, 2021

GLJ Ltd. (GLJ) has completed an independent reserves assessment and evaluation of the oil and gas properties of PetroChina Canada Ltd. and CNPC International (Canada) Ltd. (jointly referred to as the “Company”). The effective date of this evaluation is December 31, 2021. The preparation date of this report is January 21, 2022.

Properties included in this evaluation are:

•	PetroChina Canada Ltd. Properties

•	Duvernay Properties (Kaybob Duvernay, Willesden Green Duvernay)

•	Groundbirch Joint Venture

•	CNPC International (Canada) Properties:

•	Lone Rock (Sask)

Please note that the reserves information provided herein represents a consolidated report of the Company’s reserves. For further details, please refer to the following report tables and discussion.

GLJ has prepared the reserves estimates utilizing reserves definitions contained in National Instrument 51-101 (NI 51-101) and following standards set out in the Canadian Oil and Gas Evaluation Handbook (COGEH) as required for securities reporting in Canada. Proved reserves definitions provided in NI 51-101 are similar to the United States Securities and Exchange Commission (SEC) Reg. S-X definitions, and guidance provided in COGEH is generally in keeping with SEC guidelines. Economic forecasts provided herein have been prepared using the SEC mandated average of previous 12 months first-day-of-the-month constant product pricing guidelines; all future capital and operating costs using 2021 cost estimates and are unescalated. For the subject evaluation, the application of the SEC definitions would cause no change to the proved reserves and economic forecasts prepared following COGEH using the SEC constant product prices. Accordingly, the constant pricing proved reserves estimates and economic forecasts are considered appropriate for U.S. reporting purposes.

This report has been prepared for the Company for the purpose of annual disclosure and other financial requirements, for inclusion as an exhibit in a filing made to the SEC. It should be noted that all values contained herein are in Canadian dollars. In preparation of the reserves and values contained herein, GLJ utilized industry best practices as outlined in SPE-PRMS and COGEH. It is our opinion that the assumptions, data, methods and procedures utilized in preparation of this report are appropriate for the purposes of the report. In addition, GLJ used all methods and procedures considered necessary to properly evaluate the reserves contained herein.

1920, 401 – 9th Ave SW Calgary, AB, Canada T2P 3C5 | tel 403-266-9500 | gljpc.com

It was GLJ’s primary mandate in this evaluation to provide an independent evaluation of the oil and gas reserves of each Company individually and in aggregate. Accordingly, it may not be appropriate to extract individual property or entity estimates for other purposes. Our engagement letter notes these limitations on the use of this report.

Please refer to the following tables, forecasts and evaluation procedures as enclosed in the following report. It should be noted, GLJ has only evaluated a sub-set of the Company’s total proved reserves as detailed above, accounting for approximately 0.45% of PetroChina Company Ltd’s reserves portfolio.

While government regulations in the oil and gas industry are often subject to change, GLJ is not aware of any such governmental actions (provincially or federally) which would restrict the recovery of the Company’s December 31, 2021 estimated reserves.

It is trusted that this evaluation meets your current requirements. Should you have any questions regarding this analysis, please contact the undersigned.

Yours very truly,

GLJ LTD.

Trisha S. MacDonald, P. Eng.
Senior Manager, Engineering

TSM/

Attachments

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INDEPENDENT PETROLEUM CONSULTANTS’ CONSENT

The undersigned firm of Independent Petroleum Consultants of Calgary, Alberta, Canada has prepared an independent evaluation of PetroChina Canada Ltd.’s and CNPC International (Canada) Ltd.’s (jointly referred to as the “Company”) Canadian oil and gas properties and hereby gives consent to the use of their name and to the said estimates. The effective date of the evaluation is December 31, 2021.

In the course of the evaluation, the Company provided GLJ Ltd. personnel with basic information which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, were obtained from public records, other operators and from GLJ Ltd. nonconfidential files. The Company has provided a representation letter confirming that all information provided to GLJ Ltd. is correct and complete to the best of its knowledge. Procedures recommended in the Canadian Oil and Gas Evaluation (COGE) Handbook and SPE-PRMS to verify certain interests and financial information were applied in this evaluation. In applying these procedures and tests, nothing came to GLJ Ltd.’s attention that would suggest that information provided by the Company was not complete and accurate. GLJ Ltd. reserves the right to review all calculations referred to or included in this report and to revise the estimates in light of erroneous data supplied or information existing but not made available which becomes known subsequent to the preparation of this report.

The accuracy of any reserves and production estimate is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserves and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may, in future, differ materially from the forecasts utilized herein. Present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.

PERMIT TO PRACTICE
GLJ LTD.
Signature:
Date: January 21, 2022
PERMIT NUMBER: P 2066
The Association of Professional Engineers and Geoscientists of Alberta
APEGA ID#71444

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INTRODUCTION

GLJ (GLJ) was commissioned by PetroChina Canada Ltd. and CNPC International (Canada) Ltd. (jointly referred to as the “Company”) to prepare an independent evaluation of their oil and gas reserves effective December 31, 2021.

The evaluation was initiated in September 2021 and completed by January 2022. Estimates of reserves and projections of production were generally prepared using well information and production data available from public sources to approximately September 30, 2021. The Company provided land, accounting data and other technical information not available in the public domain to approximately December 31, 2021. In certain instances, the Company also provided recent engineering, geological and other information up to December 31, 2021. The Company has confirmed that, to the best of its knowledge, all information provided to GLJ is correct and complete as of the effective date.

This evaluation has been prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook, which are considered to be generally consistent with those outlined in SPE-PRMS. The reserves definitions used in preparing this report (included herein under “Reserves Definitions”) are those contained in the SEC Reserves Definitions from excerpts S-X210.4-10 and those as detailed in SPE-PRMS (published in 2018).

The evaluation was conducted on the basis of the average of the first day posted prices in each of the 12 months of the Company’s fiscal year as summarized in the Product Price and Market Forecasts section of this report, consistent with the SEC mandated average of previous 12 months first-day-of-the-month constant product pricing guidelines.

A summary of average realized prices used in the evaluation (volume weighted prices), after quality and location adjustments, by product, are illustrated in the following table:

Product	Volume Weighted Average Price after deductions
Shale Gas	$3.82/mcf
Oil	$58.99/bbl
Field Condensate	$83.66/bbl
Condensate	$71.03/bbl
Butane	$44.07/bbl
Propane	$41.43/bbl
Ethane	$6.74/bbl

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All commodity prices are based on the Company’s historical received pricing and are forecast using constant (unescalated) differentials for quality and location, from the appropriate pricing benchmark as illustrated in the Product price and Market Forecasts section of this report. Of note, the average forecast pricing is the result of a combination of properties; the average prices illustrated in the economic forecasts fluctuates due to volumes and prices as at each property, and the impact of the offsets on each price at each location (quality and location offsets).

Tables summarizing production, royalties, costs, revenue projections, reserves and present value estimates for various reserves categories for individual properties and the Company total are provided in the tabbed sections of this Summary Report.

The Evaluation Procedure section outlines general procedures used in preparing this evaluation. The individual property reports, provided under separate cover, provide additional evaluation details. The following summarizes evaluation matters that have been included/excluded in cash flow projections:

•

provisions for the abandonment and reclamation of all of the Company’s existing and future wells, to which reserves or resources have been included within this evaluation, to a standard imposed by applicable government or regulatory authorities have been included; all other abandonment and reclamation costs have not been included; it is noted that the exclusion of abandonment and reclamation costs for existing wells without reserves is consistent with disclosure requirements within NI 51-101,

•

per existing regulation as of the effective date, carbon taxes associated with greenhouse gas emissions as part of the Canadian Federal Greenhouse Gas Pollution Pricing Act, Alberta Climate Change and Emissions Management Act’s Technology Innovation and Emissions Reduction Regulation, British Columbia Carbon Tax Act and Saskatchewan Oil and Gas Emission Management Regulations, have been included. Proposed carbon tax regulation is not included. Carbon taxes have been included as operating costs considering historical carbon tax payments and forecast carbon tax estimates provided by the Company.

Economic forecasts are provided on an after tax basis including tax pools provided by the Company in the “Evaluation Procedure” section.

The preparation of an evaluation requires the use of judgment in applying the standards and definitions contained in SEC Reserves Definitions from excerpts S-X210.4-10 and those as detailed in SPE-PRMS (published in 2018). GLJ has applied those standards and definitions based on its experience and knowledge of industry practice. While GLJ believes that the reserves data set forth in this evaluation have, in all material respects, been determined and are in accordance with these guidelines, because the application of the standards and definitions contained in the

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SPE-PRMS and SEC Reserves Definitions require the use of judgment there is no assurance that the applicable securities regulator(s) will not take a different view as to some of the determinations in the evaluation.

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EVALUATION PROCEDURE

TABLE OF CONTENTS

INTEREST DESCRIPTIONS

WELL DATA

ACCOUNTING SUMMARY

PRODUCTION FORECASTS

AFTER TAX ANALYSIS

ECONOMIC PARAMETERS

OIL EQUIVALENT OR GAS EQUIVALENT

LIST OF ABBREVIATIONS

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EVALUATION PROCEDURE

The following outlines the methodology employed by GLJ Ltd. in conducting the evaluation of the Company’s oil and gas properties. GLJ evaluation procedures are in compliance with standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook.

INTEREST DESCRIPTIONS

The Company provided GLJ with current land interest information. The Company provided a representation letter confirming accuracy of land information. Certain cross-checks of land and accounting information were undertaken by GLJ as recommended in the COGE Handbook. In this process, nothing came to GLJ’s attention that indicated that information provided by the Company was incomplete or unreliable.

In GLJ’s reports, “Company Interest” reserves, resources and values refer to the sum of royalty interest* and working interest reserves and resources before deduction of royalty burdens payable. “Working Interest” reserves and resources equate to those reserves and resources that are referred to as “Company Gross”.

*Royalty interest reserves and resources include royalty volumes derived only from other working interest owners.

WELL DATA

Pertinent interest and offset well data such as drill stem tests, workovers, pressure surveys, production tests, etc., were provided by the Company or were obtained from other operators, public records or GLJ nonconfidential files.

ACCOUNTING SUMMARY

The Company provided GLJ with available accounting data on a property basis for the period November 1, 2020 to July 31, 2021 for the Duvernay assets (Kaybob and Willesden Green), December 1, 2020 to June 30, 2021 for the Groundbirch JV asset and October 1, 2020 to May 31, 2021 for the Lone Rock (Sask) assets. In some circumstances this information was also provided on a cost centre basis to address major resources entities that are a subset of a Company property. The Company has also provided historical accounting data by property for 2015 to 2020.

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PRODUCTION FORECASTS

In establishing all production forecasts, consideration was given to existing gas contracts and the possibility of contract revisions, to the operator’s plans for development drilling and to reserves, resources and well capability. Generally, development drilling in an area was not considered unless there was some indication from the operator that drilling could be expected.

The on-stream date for currently shut-in reserves and resources was estimated with consideration given to the following:

•	proximity to existing facilities

•	plans of the operator

•	economics

GLJ used industry best practices as outlined in COGEH and SPE-PRMS to establish estimates of technical recoverable reserves. As mentioned in the preceding sections, guidelines contained in COGEH and SPE-PRMS are generally consistent with each other; Proved reserves definitions provided in NI 51-101 are similar to the U.S. SEC Reg. S-X definitions, and guidance provided in COGEH is generally in keeping with SEC guidelines.

Key methodologies used in this evaluation include performance-based analyses including decline curve analysis, development of type curves, pressure-transient and rate-transient analysis generally coupled with geological, geo-mechanical (unconventional reservoirs), petrophysical and volumetric analysis where applicable, with consideration to producing conditions and analogy to offset wells. An important consideration to the estimation of producing reserves is the proper establishment of flow regime for conventional (depletion drive) and unconventional reservoirs (expansion drive).

For producing wells, GLJ used a combination of decline curve analysis from existing rates (as of the effective date of the evaluation), extrapolated to expected final rates as estimated by technical lift calculations and economic cutoff.

AFTER TAX ANALYSIS

Canadian income taxes were calculated based on currently legislated federal and provincial tax rates, tax regulations and tax pool information provided by the Company. After tax values for reserves development status or production status subcategories (i.e. developed, undeveloped, producing, non-producing) are calculated by difference.

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Current Capital

Following the Federal Accelerated Investment Incentive changes, capital is written off at the following depreciation rates:

Capital Classification	2020-2023	2024-2027	2028
Canadian Oil and Gas Property Expense (COGPE)	15	12.5	10
Canadian Development Expense (CDE)	45	37.5	30
Capital Cost Allowance: (CCA)
Class 41	37.5	25	12.5

Tax Pools

The following tax pools as of the effective date were included in the income tax calculations for the reserves properties:

PetroChina Canada Ltd. Assets:

Tax Pool Classification	Write-Off Rate (%)_	Tax Pool (M$)
Canadian Oil and Gas Property Expense (COGPE)	10	1,652,319
Canadian Exploration Expense (CEE)	100	39,537
Non-Capital Losses	100	1,857,837
Canadian Development Expense (CDE)	30	1,625,598
Capital Cost Allowance: (CCA)
Class 1	10	7,473
Class 8	20	13,357
Class 12	100	3,266
Class 13	10	220
Class 14.1	5	3,786
Class 17	8	1,597
Class 41	25	2,227,275
Class 42	12	156
Class 49	8	138,679
Class 50	55	5,319
Scientific Research and Experimental
Development (SRED)	100	6,093

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CNPC International Asset:

Tax Pool Classification	Write-Off Rate (%)_	Tax Pool (M$)
Canadian Oil and Gas Property Expense (COGPE)	10	2,442
Canadian Exploration Expense (CEE)	100	340
Canadian Development Expense (CDE)	30	27,667
Non-Capital Loss	100	58,662
Capital Cost Allowance: (CCA)
Class 1	10	458
Class 8	20	126
Class 10	30	6
Class 12	100	360
Class 41	25	1,450
Class 46	30	0.4
Class 50	55	23

Tax Rates

Federal income tax calculations incorporate income tax rates as follows:

Year	Federal Income Tax Rate
2022+	15.0%

Allocation of revenues to Canadian provinces for income tax purposes depends on several factors in addition to the provincial origin of the resource revenues. The average future annual provincial tax rate has been calculated based on an allocation of provincial resource revenues and their respective tax rate as follows:

PetroChina Canada Ltd. Assets:

Year	Alberta Tax Rate	Alberta Allocation	B.C. Tax Rate	B.C. Allocation	Sask. Tax Rate	Sask. Allocation	Avg. Ann. Tax Rate
2022+	8.00%	81.88%	12.00%	18.12%	12.00%	0%	8.72%

CNPC International Assets:

Year	Alberta Tax Rate	Alberta Allocation	B.C. Tax Rate	B.C. Allocation	Sask. Tax Rate	Sask. Allocation	Avg. Ann. Tax Rate
2022+	8.00%	0.00%	12.00%	0.00	12.00%	100%	12.00%

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ECONOMIC PARAMETERS

Pertinent economic parameters are listed as follows:

a)	The effective date is December 31, 2021.

b)	Operating and capital costs, including maintenance capital, were estimated in 2021 dollars and are unescalated as summarized in the Product Price and Market Forecasts section of this report.

c)	Operating costs have been included for active and inactive wells in active properties; operating costs for inactive properties are excluded.

d)

Economic forecasts were prepared for each property on a before income tax basis. After tax analysis was conducted for each property individually. Detailed discounting of future cash flow was performed using a discount factor of 10.0 percent with all values discounted annually to December 31, 2021, on a mid-calendar-year basis.

e)	Royalty holidays applicable to existing wells or forecast drilling are included in individual well economics. These credits are itemized within the property reports.

f)	Gas processing allowances relating to remaining undepreciated capital bases, were included in individual property economic evaluations.

g)	Mineral taxes on freehold interests were included.

h)	The Saskatchewan Resource Surcharge was included.

i)	Field level overhead charges have been included; recovery of overhead expenses has not been included.

j)	The Company’s office G&A costs have not been included.

k)

Provisions for the abandonment and reclamation of all of the Company’s existing and future wells, to which reserves or resources have been included within this evaluation, to a standard imposed by applicable government or regulatory authorities have been included. All other abandonment and reclamation costs have not been included. It is noted that the exclusion of abandonment and reclamation costs for existing wells without reserves is consistent with disclosure requirements within NI 51-101.

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l)

per existing regulation as of the effective date, carbon taxes associated with greenhouse gas emissions as part of the Canadian Federal Greenhouse Gas Pollution Pricing Act, Alberta Climate Change and Emissions Management Act’s Technology Innovation and Emissions Reduction Regulation, British Columbia Carbon Tax Act and Saskatchewan Oil and Gas Emission Management Regulations, have been included. Proposed carbon tax regulation is not included. Carbon taxes have been included as operating costs considering historical carbon tax payments and forecast carbon tax estimates provided by the Company.

OIL EQUIVALENT OR GAS EQUIVALENT

In this report, quantities of hydrocarbons have been converted to barrels of oil equivalent (boe); or to sales gas equivalent (sge) using factors of 6 Mcf/boe for gas, 1 bbl/boe for all liquids, and 0 boe for sulphur. Users of oil equivalent values are cautioned that while boe based metrics are useful for comparative purposes, they may be misleading when used in isolation.

LIST OF ABBREVIATIONS

AOF	absolute open flow
bbl	barrels
Bcf	billion cubic feet of gas at standard conditions
BIIP	bitumen initially-in-place
boe	barrel of oil equivalent, in this evaluation determined using 6 Mcf/boe for gas, 1 bbl/boe for all liquids, and 0 boe for sulphur
bopd	barrels of oil per day
Btu	British thermal units
bwpd	barrels of water per day
DSU	drilling spacing unit
GCA	gas cost allowance
GIIP	gas initially-in-place
GOC	gas-oil contact
GOR	gas-oil ratio
GORR	gross overriding royalty
GWC	gas-water contact
Mbbl	thousand barrels
Mboe	thousand boe
Mcf	thousand cubic feet of gas at standard conditions
Mcfe	thousand cubic feet of gas equivalent
Mlt	thousand long tons
M$	thousand dollars
MM$	million dollars
MMbbl	million barrels
MMboe	million boe
MMBtu	million British thermal units
MMcf	million cubic feet of gas at standard conditions

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MRL	maximum rate limitation
Mstb	thousand stock tank barrels
MMstb	million stock tank barrels
NGL	natural gas liquids (ethane, propane, butane and condensate)
NPI	net profits interest
OIIP	oil initially-in-place
ORRI	overriding royalty interest
OWC	oil-water contact
P&NG	petroleum and natural gas
PIIP	petroleum initially-in-place
psia	pounds per square inch absolute
psig	pounds per square inch gauge
PVT	pressure-volume-temperature
RLI	reserves life index, calculated by dividing reserves by the forecast of first year production
scf	standard cubic feet
sge	sales gas equivalent – if presented in this evaluation, determined using 1 barrel of oil or natural gas liquid = 6 Mcfe; 0 for sulphur
stb	stock tank barrel
WI	working interest
WTI	West Texas Intermediate

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CERTIFICATION OF QUALIFICATION

I, Trisha S. MacDonald, Professional Engineer, 1920, 401 – 9th Avenue S.W., Calgary, Alberta, Canada hereby certify:

1.

That I am an employee of GLJ Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of PetroChina Canada Ltd. and CNPC International (Canada) Ltd.’s (jointly referred to as the “Company”). The effective date of this evaluation is December 31, 2021.

2.	That I do not have, nor do I expect to receive any direct or indirect interest in the securities of the Company or its affiliated companies.

3.

That I attended the University of Calgary where I graduated with a Bachelor of Science Degree in Oil and Gas Engineering in 2004; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of sixteen years of experience in engineering studies relating to oil and gas fields.

4.

That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of the Company, and the appropriate provincial regulatory authorities.

January 21, 2022

ID# 72500

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Table 1

Company:	PetroChina Canada Ltd.	Reserve Class:	Various
Property:	Corporate	Development Class:	Classifications
Description:	After Tax Analysis (SEC)	Pricing:	SEC 2021-Dec-31 Posted (12 Month Avg.)
		Effective Date:	December 31, 2021

Summary of Reserves and Values

	Proved Producing	Proved Developed Non-Producing	Proved Undeveloped	Total Proved Non-Producing	Total Proved
MARKETABLE RESERVES

Heavy Oil (Mbbl)
Total Company Interest	8.8	0.0	0.0	0.0	8.8
Working Interest	8.8	0.0	0.0	0.0	8.8
Net After Royalty	8.2	0.0	0.0	0.0	8.2

Shale Gas (MMcf)
Total Company Interest	184,400	27,519	162,983	190,502	374,902
Working Interest	184,400	27,519	162,983	190,502	374,902
Net After Royalty	161,989	21,606	148,329	169,935	331,924

Total Sales Gas (MMcf)
Total Company Interest	184,400	27,519	162,983	190,502	374,902
Working Interest	184,400	27,519	162,983	190,502	374,902
Net After Royalty	161,989	21,606	148,329	169,935	331,924

Natural Gas Liquids (Mbbl)
Total Company Interest	10,348	276	22,758	23,034	33,382
Working Interest	10,348	276	22,758	23,034	33,382
Net After Royalty	7,909	225	20,352	20,576	28,485

Oil Equivalent (Mboe)
Total Company Interest	41,090	4,862	49,922	54,784	95,875
Working Interest	41,090	4,862	49,922	54,784	95,875
Net After Royalty	34,915	3,826	45,073	48,899	83,814

BEFORE TAX PRESENT VALUE (M$)
0%	677,797	39,706	1,211,910	1,251,617	1,929,414
5%	550,601	26,751	772,836	799,587	1,350,188
8%	493,985	22,273	608,459	630,732	1,124,717
10%	462,217	20,016	524,181	544,197	1,006,414
12%	434,329	18,160	454,795	472,954	907,284
15%	398,463	15,919	371,788	387,707	786,170
20%	350,881	13,151	272,397	285,548	636,429

AFTER TAX PRESENT VALUE (M$)
0%	677,805	33,748	1,200,814	1,234,562	1,912,367
5%	550,604	24,303	767,327	791,630	1,342,234
8%	493,986	20,784	604,680	625,464	1,119,450
10%	462,218	18,932	521,202	540,134	1,002,353
12%	434,330	17,364	452,424	469,788	904,118
15%	398,463	15,410	370,080	385,491	783,954
20%	350,881	12,901	271,376	284,276	635,157

BOE Factors:	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

Run Date: March 08, 2022 11:58:45

1223257	Class (PDP,PDNP,PUD,B,TP), SEC 2021-Dec-31 Posted (12 Month Avg.), psum	March 10, 2022 19:33:18